UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU STAR 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

7075 Flying Cloud Drive

Eden Prairie, Minnesota 55344

SUPERVALU STAR 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012	14

SIGNATURES	15

EXHIBIT —

Ex-23.1 Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee of SUPERVALU INC.

SUPERVALU STAR 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 19, 2013

SUPERVALU STAR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(In thousands)

	2012	2011
ASSETS:
Plan’s interest in Master Trust, at fair value	$5,495,612	$5,225,401
Notes receivable from participants	193,076	193,981
Employer contribution receivable	3,365	987

Total assets	5,692,053	5,420,369

LIABILITIES — Administrative expenses payable	(721)	(433)

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS	5,691,332	5,419,936

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(25,839)	(27,658)

NET ASSETS AVAILABLE FOR BENEFITS	$5,665,493	$5,392,278

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

(In thousands)

ADDITIONS:
Investment income:
Plan’s interest in Master Trust net investment income	$519,928
Interest on notes receivable from participants	6,156

Net investment income	526,084

Contributions:
Employer	86,882
Participant	161,771

Total contributions	248,653

Total additions	774,737
DEDUCTIONS:
Benefits paid to participants	(495,721)
Administrative expenses	(5,801)

Total deductions	(501,522)

NET INCREASE	273,215

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	5,392,278

End of period	$5,665,493

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN

Notes to the Financial Statements

December 31, 2012 and 2011 and

For the Year Ended December 31, 2012

(In thousands)

1.	Description of Plan

The following description of the SUPERVALU STAR 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full-time and part-time employees of SUPERVALU INC. (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. Employees of collectively bargained units may become eligible and participate in the Plan under alternative eligibility rules.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with administrative expenses at a fixed rate. Allocations are based on participant earnings or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the SUPERVALU INC. Master Investment Trust (“Master Trust”) held by State Street Bank and Trust Company (“the trustee”).

Contributions

Employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies the Plan administrator that the employee chooses not to participate or chooses to participate at a different rate. Thereafter, employees must make an election in order to change their contribution percentage. The deferral percentages of participants who were automatically enrolled and have not made an election change will be automatically escalated by 1% per year until they reach 6%. The Plan allows for employee contributions to the Plan of 1% to 50% of their recognized compensation, subject to the limitations by the Internal Revenue Service (“IRS”). Participant contributions up to 6% of their recognized compensation are matched by the Company at a rate of 100% of the first 4% of compensation and an additional 50% match on the next 2% of compensation. An additional discretionary employer contribution of 0% to 3% of compensation may be made by the Company. Except in the case of death or retirement after the age of 65, the additional discretionary employer contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year. Employees of collectively bargained units may have alternative matching and Company contribution arrangements.

As of January 1, 2013, the Company’s matching contribution for all salaried and most administrative hourly employees was suspended. Certain store and distribution center hourly employees and pharmacy positions will continue to receive a matching contribution but at a reduced rate. For these employees, participant contributions up to 6% of their recognized compensation will be matched by the Company at a rate of 100% of the first 1% of compensation and an additional 50% match on the next 5% of compensation.

Rollover Contributions

The Plan accepts qualifying rollover contributions made by participants from tax-qualified retirement plans. Participants may under certain conditions, contribute the distribution from another qualified retirement plan or a portion of the distribution to the Plan. The rollover contribution will be credited to a rollover account. Rollover contributions are permitted for any employees in eligible employment, not just employees who have qualified as participants in the Plan.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. All employer contributions plus earnings thereon are vested 100% after two years of employment.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their account balance. Notes receivable from participantsare secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the note was granted. Principal and interest are paid through payroll deductions, with the maximum term of five years, except for notes for the purchase of a primary residence, which have a maximum term of 10 years. Interest rates on notes receivable from participants range from 2.75% to 10.50% as of December 31, 2012. The notes receivable are valued based on the unpaid principal balance plus accrued interest.

Payment of Benefits

Upon termination of service for any reason or attainment of age 59 1/2, a participant may elect to receive an amount equal to the value of the participant’s vested account. Benefits under the Plan are payable in a full or partial lump sum or (after termination of employment) through installment payments and are subject to applicable income tax withholding. Participants currently employed by SUPERVALU can withdraw any after-tax contributions or rollover contributions at any time. All distributions not taken as rollovers are subject to required federal withholding. Participants who meet the Plan’s rules may receive an in-service hardship distribution from the vested portion of their account balances.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU common stock allocated to the participant’s account. Shares of SUPERVALU common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

Forfeited Accounts

Nonvested account balances of terminated employees are forfeited. If a terminated employee returns to SUPERVALU within 5 years, the participant’s account balance is restored and the employer contribution match is restored. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $297 and $2,713, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. For the year ended December 31, 2012, employer contributions were reduced by $3,972 from forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis method of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Refer to Note 3 Plan’s Interest in Master Trust for additional information related to the Plan’s fully benefit-responsive investment contracts.

Adoption of New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) – Fair Value Measurement (“ASU 2011-04”), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This ASU became effective for the Plan on January 1, 2012 and did not have a material impact on the Plan’s financial statements and disclosures.

Investment Valuation and Income Recognition

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments reported at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurements, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs, either directly or indirectly, other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;

Level 3—Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liabilities.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair values of certain underlying investments of the Master Trust are estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Where applicable, as a practical expedient, the fair values of certain underlying investments of the Master Trust are at the net asset value (“NAV”) per share, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. See Note 3 Plan’s Interest in Master Trust for additional information on the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Risks and Uncertainties

The Master Trust invests in various investment instruments. These investment instruments are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan’s Interest in Master Trust

The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of December 31, 2012 and 2011.

Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan together with the investments that are held for other plans sponsored by SUPERVALU in the Master Trust.

At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was 71% and 74%, respectively. As of December 31, 2012 and 2011, fair values of investments in the Master Trust are as follows:

	2012	2011
Investments at fair value:
Common stock:
U.S. small-cap and mid-cap stock	$239,243	$305,158
U.S. large-cap stock	564,073	465,972
International stock	297,049	282,956

Total common stock	1,100,365	1,054,086
Common collective trusts – equity	3,249,070	2,989,711
Common collective trusts – fixed income	838,476	854,074
Corporate bonds	332,981	227,360
Government securities	330,188	266,861
Mortgage backed securities	108,282	134,618
Private equity and real estate partnerships	263,450 *	218,574	*
Mutual funds	490,393	373,569
Synthetic guaranteed investment contracts	880,108	925,200
Other	135,329	79,501

Total investments at fair value	7,728,642	7,123,554
Net (payable) receivable for securities purchased	(25,125)	1,811

Net assets at fair value	7,703,517	7,125,365
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,848)	(27,671)

Net assets at contract value	$7,677,669	$7,097,694

*	The Plan has no interest in the private equity and real estate partnerships within the Master Trust.

Investment income for the Master Trust for the year ended December 31, 2012 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock:
U.S. small-cap and mid-cap stock	$(4,541)
U.S. large-cap stock	96,241
International stock	50,232

Total common stock	141,932

Common collective trusts – equity	399,589
Common collective trusts – fixed income	79,822
Corporate bonds	19,637
Government securities	11,714
Mortgage-backed securities	7,197
Private equity and real estate partnerships	13,999
Mutual funds	19,660
Synthetic guaranteed investment contracts	—
Other	17,644

Total net appreciation in fair value of investments	711,194
Dividends	44,262
Interest	42,272

Net investment income	$797,728

Synthetic Guaranteed Investment Contracts

The Master Trust contains direct investments in synthetic guaranteed investment contracts (“SGICs”) (the “Stable Value Fund”) managed by Ameriprise Trust Company (“Ameriprise”) and Fidelity Investments with Ameriprise acting as the global wrap manager, which are presented at fair value at December 31, 2012 and 2011, as shown on the previous page. In determining the Net Assets Available for Benefits at December 31, 2012 and 2011, the Stable Value Fund is recorded at its contract value of $978,611 and $1,041,095, respectively, which is equal to principal balance plus accrued interest. Investment contracts such as those comprising the Stable Value Fund are generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Contract value, as reported to the Plan by State Street Bank and Trust Company, represents contributions made under the contract, less losses and participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2012 and 2011 was 1.85% and 2.00%, respectively. The average yield at December 31, 2012 and 2011 was 2.18% and 2.29%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Stable Value Fund does not permit the wrap providers to terminate the agreement except under certain circumstances per the terms of the agreement. The wrap providers and the Plan may terminate the agreement upon 30 days notice. The SGICs within the Stable Value Fund are placed with financial institutions whose Standard & Poor’s credit rating is A or higher.

Fair Value Measurements

The following is a description of the valuation methodologies used for investments measured at fair value in the Master Trust:

Common stock— Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trusts—Valued at NAV, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded.

Corporate bonds— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

Government securities— Certain government securities are valued at the closing price reported in the active market in which the security is traded. Other government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Mortgage-backed securities— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

Private equity and real estate partnerships— Valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests’ cash flows, or expected changes in fair value.

Mutual funds— Mutual funds are valued at the closing price reported in the active market in which the individual securities are traded.

Synthetic guaranteed investment contracts— Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Other— Valued under an approach that maximizes observable inputs, such as gathering consensus data from the market participant’s best estimate of mid-market for actual trades or positions held.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Master Trust has $263,450 of investments in Level 3 alternative investment funds, which are reported at Net Asset Value (NAV). The Plan has concluded that the NAV reported by the underlying fund approximates the fair value of the investment. However, changes in market conditions and the economic environment may significantly impact the NAV of the funds. Of the alternative investments reported at NAV, $120,149 is redeemable on a quarterly basis, with 90 days advance notice, at NAV under the original terms of the funds agreements. Of the alternative investments reported at NAV, $143,301 is invested in funds that do not provide for liquidity in the form of discretionary withdrawals. Unfunded commitments for future investments in these funds totaled $167,951 at December 31, 2012.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at amounts other than the reported NAV. It is therefore reasonably possible that if the Plan were to sell these investments in the secondary market a buyer may require an amount other than the reported NAV, and the difference could be significant.

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common stock:
U.S. small-cap and mid-cap stock	$239,243	$—	$—	$239,243
U.S. large-cap stock	564,073	—	—	564,073
International stock	297,049	—	—	297,049

Total common stock	1,100,365	—	—	1,100,365
Common collective trusts – equity	—	3,249,070	—	3,249,070
Common collective trusts – fixed income	—	838,476	—	838,476
Corporate bonds	—	332,981	—	332,981
Government securities	136,563	193,625	—	330,188
Mortgage-backed securities	—	108,282	—	108,282
Private equity and real estate partnerships	—	—	263,450	*263,450
Mutual funds	228,740	261,653	—	490,393
Synthetic guaranteed investment contracts	—	880,108	—	880,108
Other	—	110,204	—	110,204

Total net assets at fair value	$1,465,668	$5,974,399	$263,450	$7,703,517

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3		Total
Common stock:
U.S. small-cap and mid-cap stock	$305,158	$—	$—		$305,158
U.S. large-cap stock	465,972	—	—		465,972
International stock	282,956	—	—		282,956

Total common stock	1,054,086	—	—		1,054,086
Common collective trusts – equity	—	2,989,711	—		2,989,711
Common collective trusts – fixed income	—	854,074	—		854,074
Corporate bonds	—	227,360	—		227,360
Government securities	130,940	135,921	—		266,861
Mortgage-backed securities	—	134,618	—		134,618
Private equity and real estate partnerships	—	—	218,574	*	218,574
Mutual funds	163,672	209,897	—		373,569
Synthetic guaranteed investment contracts	—	925,200	—		925,200
Other	—	81,312	—		81,312

Total net assets at fair value	$1,348,698	$5,558,093	$218,574		$7,125,365

*	The Plan has no interest in the private equity and real estate partnerships within the Master Trust.

The following is a summary of changes in the fair value for the Master Trust Level 3 investments for the year ended December 31, 2012:

Private Equity and Real Estate Partnerships
Beginning balance	$218,574
Realized gains	1
Unrealized gains (losses) related to investments still held at reporting date	14,035
Purchases	41,465
Sales	(10,625)

Ending balance	$263,450

The following is a summary of changes in the fair value for the Master Trust Level 3 investments for the year ended December 31, 2011:

Private Equity and Real Estate Partnerships
Beginning balance	$149,512
Realized gains	130
Unrealized gains (losses) related to investments still held at reporting date	24,577
Purchases	51,593
Sales	(7,238)

Ending balance	$218,574

Derivative Instruments

The Master Trust holds a variety of investments, including certain derivative instruments. Investment managers are generally permitted to use derivative instruments including swaps, options, futures, and forward contracts to manage portfolio risks (e.g., interest rate and credit risks and foreign currency exposures). Derivatives may also be used to enhance portfolio returns and to mimic the investment performance of broad market benchmarks. Investment managers are prohibited from using derivative securities that leverage the portfolio.

The Master Trust holds To-Be-Announced (“TBA”) government agency mortgage forward contracts that require the Master Trust to take delivery of a government agency mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Master Trust’s TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value with the changes in fair value reported in net unrealized gains and losses. These securities are classified as ‘Government’ investments within the fair value hierarchy tables presented above.

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2012:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	TBA Contracts	Other Contracts	Total
Asset-value Derivatives:
Swaps	$1,500	$—	$356	$2,789	$—	$—	$4,645
Forward Contracts	—	1,373	—	—	25,819	—	27,192
Other	95	—	—	—	—	380	475

	$1,595	$1,373	$356	$2,789	$25,819	$380	$32,312

Liability-value Derivatives:
Swaps	$(1,165)	$—	$(392)	$—	$—	$—	$(1,557)
Forward Contracts	—	(1,021)	—	—	—	—	(1,021)
Other	(707)	—	—	—	—	(271)	(978)

	$(1,872)	$(1,021)	$(392)	$—	$—	$(271)	$(3,556)

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2011:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total
Asset-value Derivatives:
Swaps	$4,478	$—	$891	$1,247	$—	$6,616
Forward Contracts	—	1,602	—	—	—	1,602
Other	599	—	—	—	249	848

	$5,077	$1,602	$891	$1,247	$249	$9,066

Liability-value Derivatives:
Swaps	$(111)	$—	$(666)	$—	$—	$(777)
Forward Contracts	—	(2,285)	—	—	(4,328)	(6,613)
Other	(606)	—	—	—	(281)	(887)

	$(717)	$(2,285)	$(666)	$—	$(4,609)	$(8,277)

The following is a summary of the net change in appreciation (depreciation) in fair value of the derivative instruments for the Master Trust categorized by risk exposure for the year ended December 31, 2012:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	TBA Contracts	Other Contracts	Total
Swaps	$770	$—	$(304)	$16,262	$—	$—	$16,728
Forward Contracts	—	2,679	—	—	1,503	—	4,182
Other	2,772	—	—	16	—	1,858	4,646

	$3,542	$2,679	$(304)	$16,278	$1,503	$1,858	$25,556

4.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants not fully vested in the Plan would become 100% vested; inactive participants continuing to hold assets with the Plan, and who have been employed by the Company at any time during the five years preceding the Plan termination, would become 100% vested. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated May 8, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Related-Party Transactions

Transactions in shares of SUPERVALU common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2012, the Plan made purchases of approximately $10,701 and sales of approximately $2,667 of SUPERVALU common stock. During the year ended December 31, 2012, the Plan recorded dividend income from SUPERVALU stock in the amount of $857. Common stock shares of SUPERVALU represent less than 1% of Plan assets.

Certain Plan investments are money market funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Plan, and therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The above transactions are exempt party-in-interest transactions.

7.	Company Stock Fund

Evercore Trust Company, N.A. (“Evercore”) is the independent fiduciary and investment manager for the Company Stock Fund in the Plan. Evercore has the responsibility solely for deciding whether the Company Stock Fund should remain as an investment fund under the Plan. Evercore has the authority to restrict investment in the Company Stock Fund, or to sell or otherwise dispose of all or any portion of the SUPERVALU common stock held in the Company Stock Fund. In the event that Evercore directs the sale or other disposition of all or any part of the SUPERVALU common stock held in the Company Stock Fund, Evercore would designate an alternate investment fund under the Plan for the temporary investment of any proceeds.

8.	Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the Plan’s financial statements	$5,665,493	$5,392,278
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	25,839	27,658

Net assets available for benefits per the Plan’s Form 5500	$5,691,332	$5,419,936

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits	273,215
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,819)

Net increase in net assets available for benefits per the Plan’s Form 5500	$271,396

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

9.	Subsequent Events

On March 21, 2013, the Company completed the sale of SUPERVALU’s New Albertson’s, Inc. subsidiary, including the Acme, Albertsons, Jewel-Osco, Shaw’s and Star Market retail banners and the associated Osco and Sav-on in-store pharmacies. As a result of the sale, certain participants and their related Plan assets will be transferred out of the Plan during the Plan year ended December 31, 2013. In addition on March 21, 2013, the Plan was amended to fully vest certain employees in any benefits accruing under the Plan.

SUPERVALU STAR 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(In thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*Notes receivable from participants	36,934 Notes receivable from participants (maturing 2013 to 2022) at interest rates of 2.75% to 10.50%		$193,076
**Plan’s interest in master trust	Investment in Master Trust	***	$5,495,612

Total			$5,688,688

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the SUPERVALU STAR 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU STAR 401(k) Plan

DATE: June 19, 2013	By:	SUPERVALU INC., the Plan administrator

		By:	/s/ David W. Johnson
David W. Johnson
Vice President, Controller